Exhibit 99.1

Sogou Announces Fourth Quarter and Full year 2018 Results

BEIJING, China, February 1, 2019 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the fourth quarter and full year, ended December 31, 2018.

Fourth Quarter 2018 Highlights

•                      Total revenues1 were $297.8 million, a 7% increase year-over-year.

•                      Net income attributable to Sogou Inc. was $26.4 million, a 71% increase year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $27.1 million, a 28% decrease year-over-year.

•                      Sogou Mobile Keyboard, the third largest mobile app in China, had 430 million DAUs (daily average users), up 28% year-over-year. As China’s largest voice app, it processed up to 540 million daily voice requests.

Full Year 2018 Highlights

•                      Total revenues were $1.12 billion, an increase of 24% year-over-year.

•                      Net income attributable to Sogou Inc. was $98.8 million, an increase of 20% from 2017. Non-GAAP net income attributable to Sogou Inc. was $113.0 million, an increase of 7% from 2017.

“Our twin growth engines, Sogou Search and Sogou Mobile Keyboard, continued to drive solid growth in the fourth quarter,” said Xiaochuan Wang, CEO of Sogou. “Our core search revenues grew faster than the industry average and we created more synergies between mobile keyboard and search. More importantly, despite macro uncertainties, Sogou remains solid with high quality assets, a large and highly engaged user base, and annual revenue of over one billion dollars.”

“In addition, we have demonstrated industry-leading AI capabilities in several key areas such as voice, computer vision, machine translation and Q&A. Looking ahead to 2019, we remain committed to leveraging AI technology to accelerate innovation initiatives across our core businesses and enhance the overall competitiveness of Sogou,” added Mr. Wang.

Joe Zhou, CFO of Sogou, said, “Our fourth-quarter revenues were in line with expectations, as core search revenues grew 12% year-over-year, and we delivered $27 million non-GAAP net income. We were pleased to see increased contribution from organic traffic in the fourth quarter and expect this trend to continue into 2019. In line with the ongoing upgrade of our smart hardware business, we have more AI-enabled hardware products in the pipeline and expect this segment will regain momentum in 2019.”

Fourth Quarter 2018 Financial Results

Total revenues were $297.8 million, a 7% increase year-over-year.

•                      Search and search-related revenues3 were $276.8 million, a 12% increase year-over-year. The increase was primarily due to growth in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 84.8% of search and search-related revenues, compared to 83.7% in the corresponding period in 2017.

•                      Other revenues were $21.0 million, a 32% decrease year-over-year. The decrease was primarily due to lower sales of smart hardware products due to our continued efforts to upgrade the smart hardware strategy.

Cost of revenues was $186.1 million, a 39% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $149.9 million, a 69% increase year-over-year, representing 50.3% of total revenues, compared to 32.0% in the corresponding period in 2017. The increase was driven by price inflation as a result of increased competition.

Gross profit was $111.7 million, a 22% decrease year-over-year. Non-GAAP gross profit was $111.7 million, a 23% decrease year-over-year.

Total operating expenses were $99.3 million, a 19% decrease year-over-year.

•                      Research and development expenses were $48.3 million, a 21% decrease year-over-year, representing 16.2% of total revenues, compared to 22.1% in the corresponding period in 2017. The decrease was primarily due to a decrease in share based compensation expense.

•                      Sales and marketing expenses were $41.7 million, a 17% decrease year-over-year, representing 14.0% of total revenues, compared to 18.1% in the corresponding period in 2017. The decrease was primarily attributable to a decrease in marketing and promotional spending on some of the Company’s mobile products and share based compensation expense.

•                      General and administrative expenses were $9.4 million, a 19% decrease year-over-year, representing 3.1% of total revenues, compared to 4.2% in the corresponding period in 2017. The decrease was primarily due to a decrease in professional fees.

Operating income was $12.4 million, compared to operating income of $20.5 million in the corresponding period in 2017. Non-GAAP operating income was $13.1 million, compared to non-GAAP operating income of $42.9 million in the corresponding period in 2017.

Other income, net was $9.6 million, compared with $0.6 million in the corresponding period in 2017. The increase was primarily due to an increase in the gain from short-term investments.

Income tax benefit was $3.6 million, compared to income tax expense of $6.8 million in the corresponding period of 2017. The income tax benefit was primarily due to a decrease in taxable income and a larger tax benefit from the renewal of the Key National Software Enterprise status for one of the Company’s subsidiaries.

Net income attributable to Sogou Inc. was $26.4 million, a 71% increase year-over-year. Non-GAAP net income attributable to Sogou Inc. was $27.1 million, a 28% decrease year-over-year.

Basic earnings per ADS and diluted earnings per ADS were $0.07. Non-GAAP basic and diluted earnings per ADS were $0.07.

As of December 31, 2018, the Company had cash and cash equivalents and short-term investments of $1.0 billion, compared with $1.0 billion as of December 31, 2017. Net operating cash outflow for the fourth quarter of 2018 was $21.3 million. Capital expenditures for the fourth quarter of 2018 were $22.1 million.

Full Year 2018 Financial Results

Total revenues were $1.12 billion, a 24% increase from 2017.

•                  Search and search-related revenues were $1.02 billion, a 28% increase from 2017. The increase was primarily due to solid growth in auction-based pay-for-click services, which accounted for 83.8% of search and search-related revenues, compared to 83.0% in 2017.

•                  Other revenues were $101.0 million, a 5% decrease from 2017. The decrease was primarily due to lower sales of smart hardware products.

Cost of revenues was $693.5 million, a 52% increase from 2017. Traffic acquisition cost, a primary driver of cost of revenues, increased by 75% to $532.7 million, representing 47.4% of total revenues, compared to 33.4% in 2017.

Gross profit was $430.7 million, a 4% decrease from 2017. Non-GAAP gross profit was $431.4 million, a 4% decrease from 2017.

Total operating expenses were $386.0 million, an 8% increase from 2017.

•                  Research and development expenses were $201.7 million, a 17% increase from 2017, representing 17.9% of total revenues compared to 19.0% in 2017.

•                  Sales and marketing expenses were $146.2 million, a 7% decrease from 2017, representing 13.0% of total revenues compared to 17.2% in 2017.

•                  General and administrative expenses were $38.1 million, a 37% increase from 2017, representing 3.4% of total revenues compared to 3.1% in 2017.

Operating income was $44.7 million, compared to operating income of $93.9 million in 2017. Non-GAAP operating income was $58.9 million, compared to operating income of $117.6 million in 2017.

Other income, net was $41.5 million, compared to $0.7 million in 2017. The increase was primarily due to an increase in gain from short-term investments, as well as a $17.8 million gain from one of the Company’s equity investments recognized under a new accounting standard (ASC321) that became effective on January 1, 2018.

Income tax expense was $1.2 million, compared to $14.4 million in 2017. The decrease in income tax expense mainly resulted from a decrease in taxable income and a larger tax benefit from the renewal of the Key National Software Enterprise status for one of the Company’s subsidiaries.

Net income attributable to Sogou Inc. was $98.8 million, an increase of 20% from 2017. Non-GAAP net income attributable to Sogou Inc. was $113.0 million, an increase of 7% from 2017.

Basic and diluted earnings per ADS were $0.25. Non-GAAP basic and diluted earnings per ADS were $0.29.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2018 had been the same as it was in the fourth quarter of 2017, or RMB 6.61=$1.00, total revenues in the fourth quarter of 2018 would have been $311.4 million, or $13.6 million more than GAAP total revenues, and up 12% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

3 The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions are recognized beginning January 1, 2018. The impact for the fourth quarter of 2018 is approximately $4.6 million for both revenues, and cost of revenues and expenses.

Recent developments

On January 22, 2019, Mr. Yuxin Ren resigned as a member of the board of directors of the Company (the “Board”) for personal reasons. Mr. Yu Yin was appointed by the Company’s shareholder Tencent Holding Limited (“Tencent”) to serve on the Board as a Tencent designee pursuant to the Company’s articles of association, effective January 23, 2019. Mr. Yin joined Tencent in 2006 and currently serves as a Corporate Vice President in charge of all of Tencent’s information feed products and young people’s entertainment communities. Mr. Yin was in charge of QQ from 2006 to 2018. Before joining Tencent, Mr. Yin worked for Microsoft for eight years. Ms.Yin received a bachelor’s degree in computer science from Grinnell College in the United States.

Business Outlook

For the first quarter of 2019, Sogou expects total revenues to be in the range $231 million to $241 million, representing a 3% to 7% decrease year-over-year, or a 1% to 5% increase year-over-year in RMB terms.

For the first quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB 6.90 = $1.00, as compared with the actual exchange rate of approximately RMB6.36 = $1.00 for the first quarter of 2018, and RMB 6.91 = $1.00 for the fourth quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Amendment No. 2 to Sogou’s Registration Statement on Form F-1 (Registration No. 333-220928) filed with the Securities and Exchange Commission on November 6, 2017, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30am U.S. Eastern Time, (8:30pm Beijing/Hong Kong time) on February 1, 2019, following the announcement of quarterly and fiscal year results.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115; or 4001-201203
Hong Kong Toll Free:	800-963976; or 800-905945
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	8389106

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until February 8, 2019:

International:	+1-412-317-0088
Passcode:	10127927

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Revenues:
Search and search-related advertising revenues	$276,824	$255,312	$247,140	$1,023,132	$801,551
Other revenues	20,967	21,255	30,645	101,026	106,806
Total revenues	297,791	276,567	277,785	1,124,158	908,357
Cost of revenues (1)	186,076	173,622	134,183	693,470	457,401
Gross profit	111,715	102,945	143,602	430,688	450,956
Operating expenses:
Research and development (1)	48,284	50,598	61,263	201,739	172,829
Sales and marketing (1)	41,677	43,592	50,208	146,194	156,420
General and administrative (1)	9,376	15,548	11,632	38,072	27,821
Total operating expenses	99,337	109,738	123,103	386,005	357,070
Operating (loss)/income	12,378	(6,793)	20,499	44,683	93,886
Interest income	1,075	1,732	2,939	8,037	9,126
Foreign currency exchange (loss)/gain(2)	(266)	4,521	(1,805)	5,725	(7,082)
Other income, net	9,627	24,049	580	41,489	692
Income before income tax expenses	22,814	23,509	22,213	99,934	96,622
Income tax (benefit)/expenses	(3,579)	(409)	6,750	1,153	14,422
Net income	26,393	23,918	15,463	98,781	82,200
Net income attributable to Sogou Inc.	$26,393	$23,918	$15,463	$98,781	$82,200
Less: Dividends attributable to preferred shareholders	—	—	3,319	—	24,388.00
Net income attributable to ordinary shareholders	$26,393	$23,918	$12,144	$98,781	$57,812
Weighted average number of ordinary shares outstanding—basic	390,065	389,566	314,977	388,731	257,173
Weighted average number of ordinary shares outstanding—diluted	395,074	396,354	337,263	395,898	287,305
Net income per ordinary share—basic	$0.07	$0.06	$0.04	$0.25	$0.22
Net income per ordinary share—diluted	$0.07	$0.06	$0.04	$0.25	$0.20
Net income per ADS—basic	$0.07	$0.06	$0.04	$0.25	$0.22
Net income per ADS—diluted	$0.07	$0.06	$0.04	$0.25	$0.20

(1) Share-based compensation expense included in:
Cost of revenues	$(47)	$234	$535	$669	$540
Research and development	482	3,008	15,239	10,313	16,470
Sales and marketing	174	373	4,234	1,327	4,299
General and administrative	140	514	2,407	1,895	2,414
	$749	$4,129	$22,415	$14,204	$23,723

(2) Foreign currency exchange (loss)/gain, mainly arising from our cross-border RMB-denominated intragroup loans, is a result of appreciation or depreciation, respectively, of the RMB,

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of December. 31, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$185,175	$694,207
Short-term investments	851,327	339,006
Accounts receivable, net	104,074	69,967
Loans and interest receivables, net	38,812	—
Prepaid and other current assets	40,122	15,091
Due from related parties	2,608	2,971
Total current assets	1,222,118	1,121,242
Long-term investments, net	63,305	30,152
Fixed assets, net	147,495	139,209
Goodwill	5,625	5,908
Intangible assets, net	1,349	1,328
Deferred tax assets, net	13,793	15,006
Other assets	9,159	8,191
Total assets	$1,462,844	$1,321,036
LIABILITIES
Current liabilities:
Accounts payable	$108,679	$73,018
Accrued and other short term liabilities	151,399	164,269
Receipts in advance	65,324	66,199
Accrued salary and benefits	32,079	29,719
Taxes payable	60,433	56,481
Due to related parties	38,425	23,109
Total current liabilities	456,339	412,795
Total liabilities	$456,339	$412,795

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,006,505	908,241
Total shareholders’ equity	1,006,505	908,241
Total liabilities and shareholders’ equity	$1,462,844	$1,321,036

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2018			Three Months Ended Sep. 30, 2018			Three Months Ended Dec. 31, 2017
		Non-GAAP			Non-GAAP			Non-GAAP	Non-
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	GAAP
Gross profit	$111,715	$(47)	$111,668	$102,945	$234	$103,179	$143,602	$535.00	$144,137

Gross margin	38%		37%	37%		37%	52%		52%

Operating expenses	$99,337	$(796)	$98,541	$109,738	$(3,895)	$105,843	$123,103	$(21,880)	$101,223

Operating Profit	$12,378	$749	$13,127	$(6,793)	$4,129	$(2,664)	$20,499	$22415	$42,914

Operating margin	4%		4%	-2%		-1%	7%		15%

Income tax (benefit)/expenses	$(3,579)	$	$(3,579)	$(409)	$	$(409)	$6,750	$	$6,750

Net income	$26,393	$749	$27,142	$23,918	$4,129	$28,047	$15,463	$22415	$37,878

Net income attributable to Sogou Inc.	$26,393	$749	$27,142	$23,918	$4,129	$28,047	$15,463	$22415	$37,878

Net margin attributable to Sogou Inc.	9%		9%	9%		10%	6%		14%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2018			Twelve Months Ended Dec. 31, 2017
		Non-GAAP			Non-GAAP
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$430,688	$669	$431,357	$450,956	$540	$451,496

Gross margin	38%		38%	50%		50%

Operating expenses	$386,005	$(13,535)	$372,470	$357,070	$(23,183)	$333,887

Operating Profit	$44,683	$14,204	$58,887	$93,886	$23,723	$117,609

Operating margin	4%		5%	10%		13%

Income tax expense	$1,153	$	$1,153	$14,422	$	$14,422

Net income	$98,781	$14,204	$112,985	$82,200	$23,723	$105,923

Net income attributable to Sogou Inc.	$98,781	$14,204	$112,985	$82,200	$23,723	$105,923

Net margin attributable to Sogou Inc.	9%		10%	9%		12%

(1)         To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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